Filed by Ardagh Metal Packaging S.A.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-254005)

Subject Companies:

Ardagh Metal Packaging S.A.

Gores Holdings V, Inc.

(Commission File No. 001-39429)

The following is a transcript of the Deutsche Bank Global Basic Materials Conference held on Thursday, June 10, 2021.

Ardagh Metal Packaging — Deutsche Bank Global Materials Conference — June 10, 2021

Kyle White, Deutsche Bank: Welcome everybody. We are pleased to have Oliver Graham, CEO of Ardagh Metal Packaging, presenting here today. As Deutsche Bank is currently restricted on Ardagh Metal Packaging, the Q&A session will be moderated by my colleague, Niall Cullinane, a managing director on the banking side. But first, I will hand it over to you, Ollie, for some introductory remarks.

Oliver Graham: Thanks Kyle and thank you Deutsche Bank, for hosting Ardagh Metal Packaging today. As Kyle said, I will make a few introductory remarks before moving to Q&A format. We are delighted to be here — even if it is virtually — and I thought it would be useful to spend a few minutes outlining AMP’s business, as we have set out in our filings with the SEC.

We are a leading global pure play in the beverage can market, with 24 production facilities, the latest of which is currently under construction in Ohio. We have a well-invested asset base and highly experienced management and operating teams, coming from Rexam and Ball, as acquired by Ardagh in 2016. Since the formation of AMP almost five years ago, Ardagh has consistently invested in our business, with a focus on specialty cans. These represent 44% of our volumes currently and we have built a highly attractive specialty footprint in all our regions.

In addition, we have a clear sustainability strategy that covers all environmental, ecological and social aspects. On the environmental side, we have committed to adopt Science-Based Sustainability Targets. On the ecological side, it is about ensuring and promoting the circular economy, for which aluminum is one material that can become 100% recycled in time. And we are a leader on social sustainability, focused on giving back to the communities in which we operate.

AMP today is a result of a focused management-driven transformation in the period since the formation of the business in 2016, to improve its positioning and growth prospects. We took the time after the acquisition to integrate and combined the various assets and combine them into a truly unified and high-

performing organization. In parallel, we targeted new high-growth beverage categories and newer faster-growing customers, which helped us to significantly diversify and improve our customer mix, especially in North America.

Further, we focused on the higher growth and higher margin specialty can segment, which represents over 80% of the capacity that will be added under our growth program. This is a key driver of our profitability, as specialty cans will make up 55-60% of our product portfolio at the end of this investment program.

These transformation benefits are augmented by favourable medium and long-term industry dynamics, mostly driven by consumer megatrends, and our asset base provides us with the opportunity to capitalize on these multifaceted growth opportunities. In North America, growth is primarily driven by new products and emerging categories. An estimated 75% of new beverage product launches today are in cans. In recent years, demand has required a significant level of imports into the US and there remains a backlog in pack mix conversion due to a lack of supply to satisfy innovation and conversion. Europe is leading on sustainability, and both consumers and regulators are driving increased use of aluminum. New products and specialty cans contribute further to growth, as does our leading presence in some of the faster growing markets. In Brazil, currently the fastest growing of our markets, long-term GDP growth and a switch to one-way packaging — from returnable glass bottles — is under way.

In addition, across the supply chain, the can’s functionality, efficiency and robustness all enhance its appeal, while the potential conversion opportunity from plastic, which faces significant consumer and regulatory pushback, is very significant. We estimate that a shift of only 1% of the current plastic market to aluminum would translate to a 5% increase in total industry demand for beverage cans.

In summary, the industry growth we expect for the foreseeable future represents an inflection point for our industry.

We are over 95% contracted out to 2022 and expect to be largely contracted through 2024 by end of this year. Our customers are very focused on making sure they can support their growth plans in the years ahead and, recently, we have seen both contract renewals accelerated, and contract durations lengthened. AMP also enjoys outsized relevance to our customers, including major brewers and spirits producers, given Ardagh’s large and highly complementary relationships with them on the Glass side. This is unique in our industry.

In late 2020, we launched a $1.8 billion 2021-2024 Business Growth Investment plan, involving the addition of approximately 21 billion cans to our capacity, of which over 10 billion units will be in the US and the balance between Europe and Brazil.

We have de-risked these projects commercially — by means of a diversified customer base and long-term customer contracts — as well as operationally by focusing our investment on what we term “under our roof” projects, which means an add-on or extension to an existing plant. This strategy enables us to leverage our existing infrastructure and skill base.

If you take North America, we have three main projects to add capacity by the end of 2022. In Olive Branch, Mississippi, we have recently added two high sleek speed lines to our existing plant. We are currently replicating this investment in Winston-Salem, North Carolina. Thirdly, our Ohio brownfield plant, will leverage the existing infrastructure and workforce at our nearby Fremont facility. Similarly, in Europe, where we plan to add significant capacity in the UK and Germany to meet our customers’ growth, our projects are largely expected to be under our own roof. In Brazil, each of our three facilities will be expanded, while we will also build the one greenfield facility in our plan. The team that is building the greenfield has built new plants in Brazil over the years, including our Manaus ends plant in 2018.

This investment program underpins our projected medium-term growth, is proportionate to the market development and offers offering attractive returns and being highly free cash flow accretive

We reported a very strong first quarter 2021 performance in late-April, with global beverage can shipments increasing by 8% - with similar growth rates in the Americas and Europe - and specialty volumes ahead by 16%, compared with the prior year, and our investment program is fully on track. Momentum remained strong across our business and we executed very well throughout the period. Inventories remain low across our business and we look forward to continued progress over the remainder of 2021 and beyond, in line with our growth plans. With that, I’ll hand over to Niall and our Q&A.

Niall Cullinane: good afternoon and thank you for joining us. Just to start, could you talk about your individual geographies, the growth trends that you are seeing and how that’s going to play out for the recently announced capacity additions that you have announced along with your peers in the industry.

Oliver Graham: Sure. So, look I think the North American market has been very strong, for the better part of two or three years now and we certainly saw these trends coming, particularly in the first part of 2019 they became very clear to us. They accelerated through 2019 and they didn’t really miss a beat with the pandemic - neither positive or negative. In fact we saw the trends go straight through the pandemic without any real change in trajectory. And these trends are driven by some significant megatrends at the consumer. And it’s not just one trend. So there is a piece of it which is new product categories, particularly hard seltzer, but now that is really a broad space around beer, wine and spirits, including cocktails and other mixed drinks. We see another trend, that’s around water - sparkling waters, enhanced waters, refreshment and re-energizing drinks, some of which is just innovation in the space, some of which is actually substitution from still water in plastic. And we see a significant sustainability tailwind, which is appealing to millennials and we know, from research we’ve done and that others have done that they’re millennials are making product choices on the back of those kinds of considerations. And so, we see 75% of all new drinks in North America being launched in the beverage can, which means that the next decade of growth in the beverage space will be largely in cans. So, these trends are very strong, and that’s what’s led to a growth rate of over 6%. You know, while we still had the CMI data we could see that. Last year, we estimated we were short — the industry domestically by around 10 billion cans — somewhere in the region of 8.5 billion were imported, probably 1 to 2 billion that were not served by the industry. Interestingly, this year, the rate of imports is actually accelerating relative to last year and I think we’ve heard numbers now where people are estimating up to 14bn cans being imported this year. We know of a major customer importing 4 billion and which will be taking some next year. And we don’t see the growth slowing — if you look at ourselves and our competitors for Q1, they all reported, you know, 7, 8%, even 12% growth, So, we see the growth rate of over 6% CMI was tracking actually accelerating in Q1. And so, we’re unconcerned by the capacity additions that have been announced. Our modelling would suggest there needs to be several more announcements before we get that market into balance, between the capacity that we see announced and the demand that we see coming. We think that the market sometimes doesn’t model the same way we do for ramp-up curves, true sellable capacity. Starting up these greenfields is not straightforward, so we’re very clear in our minds that the market actually needs more capacity than has been announced to meet this level of growth.

Niall Cullinane: And as you play that out, when do you see the market coming into balance?

Oliver Graham: I think we’re quite aligned with our competition here, in the sort of communication they’ve put out, which is around the middle of this decade I think there is the possibility the market comes into balance. I think then the next question is whether still water in plastic makes a step change into aluminum and we think that’s a very real possibility. There are some changes that need to happen — some of the big players need to face into the fact that their depreciated PET assets will not be renewed and need to be renewed with aluminum assets, but we think that’s very possible given the consumer response to plastic. If this still water market transfers in a meaningful way then that’s what we think of as the third wave in this story — the first wave being the space around alcohol, the second wave being the current space around energy and refreshment, and we think the third space will be the still water transition. If that happens, honestly, we’ll be short for the entire decade.

Niall Cullinane: if you talk about imports into North America. Growing last year and into this year. What is driving that into North America and where are those cans coming from?

Oliver Graham: They’re really coming from all over — obviously you do have some significant imports from Mexico, so that’s sort of the near shore, but then you’ve got them coming up from South America, Europe, from Africa, the Middle East, from India even for some of them. So, they’ve really come from all over the world — it’s very uneconomic, it’s very unsustainable, you know, from a monetary and a planetary perspective in terms of transporting that much air around — and so they have to be re-located to the US production. What’s driving it is all those trends Niall, plus I think there’s again a disconnect between announced capacity and delivered capacity. Again, we’re pretty clear that these new facilities take time to ramp up, for teams to get the skills. There’s always a gap between nameplate capacity and sellable capacity and particularly in the US now, which is becoming a much more complicated market than in the past, with many more labels and customers — that eats into capacity and so nameplate capacity is definitely not the capacity that is delivered into the market.

Niall Cullinane: You also touched on the pandemic and how it didn’t impact your business. So, what do you see as we return to normal, whether it’s the effect of the return to work, social events et cetera, on-premise consumption etc. How do think that impacts your business going forward?

Oliver Graham: As I said, the trends that we are seeing in the business we saw pre pandemic. So those growth categories, those growth products, the switch from plastic to aluminum, new launches — all of that was going on. The US, unlike some European markets, the shutdowns were much more patchy, irregular, in and out. So, we didn’t see a strong pattern linked to the pandemic. No doubt there will have been some support to off-trade consumption, particularly in March/April last year when there was some pantry loading, but, after that, we really didn’t see the trends very different. And what we are seeing in all three regions is that, first of all, we are not completely out of this and, secondly, some consumer behaviours are shifting around the packaging choice. We are a very economic form of packaging, people are looking for more at home or outside consumption as they come out of the pandemic and we’re even seeing that some of the categories are growing even in the on-trade are still served in cans. We’re seeing quite a significant hygiene trend in the world post-COVID, which is favouring one-way packaging and cans. So, at the moment, looking into the way the categories are growing and looking into the customers and what they’re asking us for, we see no drop off in demand post pandemic.

Niall Cullinane: If I just touch on Brazil, in particular, how sustainable do you see the double-digit growth rates in Brazil, and can you comment on the pack mix shift that is going on there?

Oliver Graham: Very sustainable, is the short answer. And because of the pack mix shift, in particular. Brazil, like many developing/emerging markets, had a very significant two-way glass penetration of the on-trade. Two—way glass systems are defended by incumbents in the early phase of development, because they are a significant barrier to entry. They have very high capital costs and they are also very scale-dependent, because you have a certain number of pick-up points, drop-off points and you also have all your washing facilities. What we’ve seen - and it happened in the US and it happened in Europe — is that, over time, the consumer and the retail trade prefers one-way packaging. They don’t like the space, they don’t like the transport, the bottles don’t look great, so you see a sustained trend into one-way. In Brazil that’s all going into cans because there is a shortage of one-way glass, and when that happens, the two-way systems break down. Across the US, if you look then into when that happened it happened state-by-state because those scale diseconomies broke those systems. So, that’s the phase we are about to go into, in our judgement. We’re in a very strong phase of two-way to one-way substitution. It was accelerated by the decision of the number one player there to get behind that, whereas they were previously very strong in two-way. They’ve accelerated it, the pandemic has further accelerated it and what we see now in the next phase is we’ll see the collapse of some of these systems, particularly in the high-income states, and that will accelerate the growth even further. We see Brazil has probably got the highest growth potential of any of our markets over the next five to ten years.

Niall Cullinane: Can you quantify what growth rates you see in Brazil in the next three to five years.

Oliver Graham: so, we put 6-10% in our materials and we’re very confident in that. I’ve said it before that I think the growth rate in Brazil is currently the growth rate with which the canmakers can add capacity.

Niall Cullinane: Can you comment on the supply/demand balance in Brazil, given the capacity that you and others are putting in?

Oliver Graham: It’s very short. I think you’ve seen it in all the commentary. We’re running at record low inventory levels. We did get some additional investment in Brazil in the last ten years, from obviously a new player that came in and there was a vertical built, but, at the moment, the market’s very short and with the announcements that are out there, including our own, it’s going to remain very short. So, again, we expect there will be more announcements there - it’s been signaled, the market needs it and I think we’re going to stay short, easily into the middle of the decade

Niall Cullinane: If I turn to Europe, obviously hard seltzers, and categories like that, in the US have been very, very strong. Has that product translated to Europe and what has been the customer response to that and, lastly, are they being packaged in cans?

Oliver Graham: Yes, the answer to the last question is, yes. Hard seltzers, a bit like energy drinks or Red Bull back in the day, the can is somehow associated with the category. The 12oz sleek can for seltzers has become associated with the category, in the way the slim can was associated with energy drinks. So, yes, they are definitely coming into cans. I think we don’t really know yet is the answer Niall, because the launches were all planned and sort of baked in for last year, at which point the pandemic hit and the retail trade had to go with the high turn SKUs, as they were facing very big out of stocks. So, they just stuck with their core products, and there was no space on the shelf or consumer attention on new things. So, what we’re seeing now is the true launch of these products — in variety packs, MAB is in UK supermarkets now, that brings it to a price point that will be interesting. So, I think now we are going to see how hard seltzers do. I think we’re confident that some of the trends are in place that are in place in the US, around health and wellness, lighter drinks, younger consumers, the attractiveness of the can. But we don’t fully know. I think it will be 12 months before we really know how that plays out.

Niall Cullinane: let’s turn to capacity. You talked about your BGI programs, spending $1.8bn. It’s a mix of under the roof, a brownfield and a greenfield. Can you just talk about the risk profile and how you think about that? Is there an update you could give on the brownfield and then lastly, you touched on it in you prepared remarks, your experience of greenfielding in Brazil.

Oliver Graham: We are fully on track is the update, on all our projects, including Huron. We’ve added a lot of resource to manage these projects and we’re using premier external engineering support to deliver these projects and they’re all fully on track and the Huron project has everything trending exactly how we wanted it. I think we were very focused on under the roof or on our facility investments at this phase of our growth. I think it’s important to remember that this growth plan is a pretty short-term growth plan, and it came out of an internal long-range planning process last year — it wasn’t anything to do with this process or a sales process. And most of it’s done by the first half of 2023. So, we were keen to de-risk that on all dimensions and one of the ways was definitely to put it on your own facility. Then you are dealing with a workforce that you can switch between the old running lines and the new lines next year — and skills are the key thing for putting down new capacity. So that’s a massive thing to de-risk it, plus al with permitting, logistics and all the other advantages of being on an existing facility. Nevertheless, we’re happy to do greenfield and we will do more greenfield going forward and, in Brazil that greenfield will be in the central south east of the country - Minas Gerais state. It’s built by a team that first of all built Tres Rios, which has stayed with Ball, they built Alagoinhas, which has stayed with us and they built Manaus under Ardagh ownership. So, they’re very experienced on greenfield and again we’ll use the premier contractor in the industry to support us with that and that project is well on track.

Niall Cullinane: one of the questions coming up is that there are a lot of projects, under the roof, the brownfield, the greenfield. How are you as an organization managing all of this as you put this capacity to work.

Oliver Graham: yes, we significantly invested in the US engineering and operations team, with additional people and with restructuring the team, re-prioritising people’s roles. And then we do work with Roeslein, as I say the premier engineering contractor in the industry, and we’ve got a significant amount of their support into the North American project build. Europe it’s a slightly smoother path. We will get external support in there but it’s more within the bandwidth of what we’ve done before. And then, Brazil, again we’ll use Roeslein and we’ll use some other external contracting down there and we’ve also added to the team. So, we saw this coming. We knew in June/July last year that we needed to scale up for this growth. We took those actions in the second half of 2020 and, as a result, we’re very well placed to deliver these projects for the rest of this year and for 2022.

Niall Cullinane: You’ve been very focused on Europe, North America and Brazil. How do you think about expanding into other geographies and, in particular, into other emerging markets.

Oliver Graham: I think we are open to that. Obviously, there is a lot of growth to serve in the core markets of Europe, North America and Brazil at the moment. We’ve got customers we need to support in their growth plans and that’s definitely the main focus of what we are going to do. However, I think over this five-year period, I could see us moving into new markets. We will be customer-led on that. I mentioned in my prepared remarks that we have a very good position with major customers with our dual substrates across the Group. And so we would want to be supported by them in anything we did. But we have now got the scale, we’ve integrated the businesses, we’ve put in place the platforms we need and we have a plan for our core markets. I think we now have the bandwidth that we could take on new markets in this period.

Niall Cullinane: you touched also in your prepared remarks on sustainability, and I’ll ask you to elaborate on that. And them, when you talk to your customers, where are they focused — recycling, greenhouse gas emissions, the amount of recycled content in your product? How do they prioritise that when they come to you?

Oliver Graham: Great question. We had a very good top to top with one of our major customers yesterday, so I can give you some pretty direct feedback on this. Obviously, we are talking to all of them all of the time. The major, major priority is CO2. They want us to support their CO2 targets and, obviously, with our material, you can do this in two ways. You can do it by increasing the recycling rate, which means they will then focus on recycled content, or we can work with greener aluminum, you know lower CO2 prime aluminum. They are talking circularity, just as major regulators are now talking circularity, and we’re very supportive of that too, as a material that can be fully circular. And so, we are tracking and we will be reporting on recycled content levels and we are working with our supply base to understand where they’re going and what their investments are, which I’m very pleased to say they’re equally focused on that. We are seeing more and more investment going into that space. We’re also working carefully with industry bodies, so I chair at the moment the European beverage commission of the Metal Packaging Europe organization, and we’ve just launched a 100% target - recycling target - for 2030 in order to drive that recycled content. And then our customers are expecting, and, you know, fortunately we’re completely onboard with that, they’re expecting us to do the right thing by our people and by our communities and we are also shortly to launch some very exciting social sustainability programs as well.

Niall Cullinane: Historically, you’ve been a glass and beverage can company. Ardagh Metal Packaging will be a 100% focused beverage can company. How will the separation impact your business model and how you approach customers?

Oliver Graham; We’ve always, within the Group, approached customers separately between metal and glass, in terms of day to day relationship management, supply chain, contracting, pricing, What we’ve done in the last few years is we’ve brought together the metal and glass sides of the business in order to have very strategic discussions with very large customers. And it’s a rather small list who really look right across this piece. And that, we intend to keep doing, and we can do it because Paul has committed to a majority ownership of AMP going forward and that gives us the platform to be able to continue those very strategic discussions with major customers. So, it’s really about the seat at the table. It’s about the relevance to these kind of customers. It’s never been about trading value, because we won’t do that and can’t do that, but it’s really, as I say, about having the right strategic discussion and being the right strategic partner for very, very major players in the beverage industry.

Niall Cullinane:  Could you touch on the cyber security incident and how that impacted the business?

Oliver Graham: We’ve put a release out there on this. It did have a very significant impact on our day to day operating and it’s a great tribute to our teams in all geographies the way we’ve managed the situation. It will lead, I think, to some delay on some revenue, just because of delayed shipments. We were able to keep producing through the cyber incident. The issue was mainly actually about stock and the location of stock and deliveries, which did lead very unfortunately to some disruption for some customers, for which we apologise. I think, as I say, we re-iterated our guidance for the year. We don’t see it impacting our guidance and all of the numbers we put into our presentation for this process remain our numbers.

Niall Cullinane: If I turn to capital allocation. Obviously, you’re going through your BGI you talked about the $1.8bn spending, so elevated capex in the near term. What do you think about a long-term target leverage ratio for the company and, once you’re going to get through the BGI and the growth capex, what is a good maintenance capex number for the business?

Oliver Graham: we estimate maintenance being around $110m and, even with the growth, we don’t anticipate it to go up hugely in this financial period, just because we are putting in a lot of very new capacity.  And then I think it will naturally tick up a little in the second part of the decade, as we get bigger. In terms of the ratio, the debt ratio we’ve put out is our long-term target of between three and three and a half, so very much in line with industry peers. And, you know, we think that will be supported by the highly cash generative nature of our investments. And that will allow us still to invest beyond this plan and, as we’ve signaled throughout this process, customer discussions have continued in the last year since we put this plan together and so we do see more BGI in this plan, or beyond this plan in the period 2023, 2024 and onwards.

Niall Cullinane: As you think about M&A, and also about capital return, dividends, share repurchases — any thoughts on those fronts?

Oliver Graham: We don’t see major M&A, just with the nature of the industry and where it’s at, at the moment. We could imagine bolt-on as part of a new geography strategy, again supported by customers. And then, I think, dividend policy will be decided over the next 12-24 months, but I think that what’s clear is that we’re certainly not going to restrict the investment potential of the company. We’re going to invest in the opportunities that are there.

Niall Cullinane: I see we’re now coming up on our time, so I’d again like to thank you for your participation today in the conference.

Oliver Graham: Thank you very much Niall.

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Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions contemplated by the business combination agreement, (i) Ardagh Metal Packaging S.A. (“AMPSA”) has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) constituting a prospectus of AMPSA and including a proxy statement of Gores Holdings V, Inc. (“GHV”) (the “Registration Statement”) and (ii) GHV intends to file with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) in connection with the proposed business combination contemplated by the business combination agreement and will mail the proxy statement/prospectus and other relevant documents to its stockholders. The proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at a meeting of GHV’s stockholders to be held to approve the proposed business combination contemplated by the business combination agreement and other matters. Before making any voting or other investment decision, investors and security holders of GHV are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about GHV, AMPSA and the proposed business combination.

Investors and security holders can obtain free copies of the Registration Statement and the Definitive Proxy Statement and all other relevant documents filed or that will be filed with the SEC by GHV or AMPSA through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings V, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GHV’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

This document is not a solicitation of a proxy from any investor or securityholder. Ardagh Group S.A. (the “Company” or “AGSA”), GHV and AMPSA and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from GHV’s stockholders in connection with the proposed business combination. Information about GHV’s directors and executive officers and their ownership of GHV’s securities is set forth in GHV’s filings with the SEC, and information about AGSA’s and AMPSA’s directors and executive officers is or will be set forth in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including the anticipated timing of the proposed business combination, the services or products offered by AGSA or AMPSA and the markets in which AGSA or AMPSA operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and GHV’s, AGSA’s or AMPSA’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s or GHV’s securities; (ii) the risk that the proposed business combination may not be completed by GHV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GHV; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GHV’s stockholders, and the satisfaction of the minimum trust account amount following redemptions by GHV’s public stockholders; (iv) the effect of the announcement or pendency of the proposed business combination on

AGSA’s or AMPSA’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of AGSA or AMPSA and potential difficulties in AGSA or AMPSA employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against the Company or GHV related to the proposed business combination; (vii) the ability to maintain, prior to the closing of the proposed business combination, the listing of GHV’s securities on the NASDAQ Stock Market, and, following the closing of the proposed business combination, AMPSA’s shares on the New York Stock Exchange; (viii) the price of GHV’s securities prior to the closing of the proposed business combination, and AMPSA’s shares after the closing of the proposed business combination, including as a result of volatility resulting from changes in the competitive and highly regulated industries in which AMPSA plans to operate, variations in performance across competitors, changes in laws and regulations affecting AMPSA’s business and changes in the combined capital structure; and (ix) AMPSA’s ability to implement business plans, forecasts, and other expectations after the closing of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the Definitive Proxy Statement, including those under “Risk Factors” therein, and other documents filed by the Company, GHV or AMPSA from time to time with the SEC. These filings identify and address (or will identify and address) other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, GHV and AMPSA assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, GHV or AMPSA gives any assurance that either GHV or AMPSA will achieve its expectations.

No Offer or Solicitation

This document includes information related to the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRIIPs/Prospectus Regulation/IMPORTANT — EEA AND UK RETAIL INVESTORS

The shares to be issued by AMPSA in the business combination (the “AMPSA Shares”) are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (this regulation together with any implementing measures in any member state, the “Prospectus Regulation”). Consequently, no offer of securities to which this communication relates, is made to any person in any Member State of the EEA which applies the Prospectus Regulation who are not qualified investors for the purposes of the Prospectus Regulation, is made in the EEA and no key information document required by Regulation (EU) No. 1286/2014 (as amended the “PRIIPs Regulation”) for offering or selling the AMPSA Shares or otherwise making them available to retail investors in the EEA or in the United Kingdom will be prepared and therefore offering or selling the AMPSA Shares or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.